U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant’s name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NOTICE OF CHANGE OF AUDITOR

MFC Industrial Ltd. (the "Company") hereby gives notice pursuant to section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102") of the change of its auditor from Deloitte LLP, Independent Registered Chartered Accountants, Vancouver, British Columbia, Canada (the "Former Auditors") to PricewaterhouseCoopers LLP (the "Successor Auditors"). In accordance with NI 51-102, the Company hereby states that:

1.	the Former Auditors resigned as the Company's auditors effective September 23, 2013 at the request of the Company;

2.	the resignation of the Former Auditors and the appointment of the Successor Auditors have been considered and approved by the Company's audit committee of the Company's board of directors (the "Board") and the Board;

3.	there were no reservations contained in the Former Auditors' report on any of the Company's financial statements for the period commencing at the beginning of the Company's most recently completed financial year and ending on the date of resignation of the Former Auditors; and

4.	there have been no reportable events (including disagreements, unresolved issues and consultations) in connection with the audits of the two most recently completed financial years of the Company and with respect to any subsequent period to date.

Dated at Vancouver, British Columbia this 23rd day of September, 2013.

/s/ Michael J. Smith
Michael J. Smith
President

September 23, 2013

To:	British Columbia Securities Commission
Alberta Securities Commission
Autorité de marchés financiers

We have read the statements made by MFC Industrial Ltd. in the attached copy of change of auditor notice dated September 23, 2013, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated September 23, 2013.

Yours very truly,

Chartered Accountants

PricewaterhouseCoopers LLP
250 Howe Street, Vancouver, BC, Canada V6C 3S7
T: +1 604 806 7000, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Deloitte LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-640-3361
Fax: 778-374-0496
www.deloitte.ca

British Columbia Securities Commission
Alberta Securities Commission
Autorité des marchés financiers

Dear Sirs/Mesdames:

We have read the statements made by MFC Industrial Ltd. in the attached copy of the Notice of Change of Auditor dated September 23, 2013, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated September 23, 2013.

Yours very truly,

Independent Registered Chartered Accountants
September 23, 2013

Membre de / Member of Deloitte Touche Tohmatsu Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date: September 24, 2013